Exhibit 99.1

For further information, please contact: Volker Braun, SVP Global Head of Investor Relations & ESG,
volker.braun@evotec.com, T. +49.(0)40.560 81-775, M. +49.(0)151.1940 5058, www.evotec.com

INTERIM STATEMENT Q1 2022

HIGHLIGHTS

▶	Strong performance leads to SIGNIFICANT revenue growth
▶	Strong momentum in all BUSINESS areas
▶	New partnerships BASED on Data-driven precision medicine PLATFORMs
▶	GUIDANCE for full-year 2022 confirmed

Strong revenue growth in all business areas fuelled by ONGOING Expansion and strengthens Positive Development

▶	Group revenues increased by 24% to € 164.7 m (Q1 2021: € 133.1 m); like-for-like base revenue growth (excluding fx effects) up 19%
▶	Revenues from milestones, upfronts and licenses of € 4.5 m above last year (Q1 2021: € 4.4 m)
▶	Strong progress in both segments: Total EVT Execute revenues up 27% to € 174.5 m (Q1 2021: € 136.9 m); EVT Innovate revenues also up 27% to € 35.9 m (Q1 2021: € 28.2 m)
▶	Net income of € (73.2) m (Q1 2021: € 52.7 m), mainly due to the fair value adjustment to Evotec’s stake in Exscientia plc.
▶	Adjusted Group EBITDA of € 18.9 m (Q1 2021: € 21.1 m) primarily driven by capacity expansions at all sites, in particular the continued ramp-up of our J.POD® Redmond (US) facility, an increase in unpartnered R&D (up 12%), partially offset by positive currency effects

Setting the pace with precision medicine platforms

▶	New data-driven drug discovery collaboration with Eli Lilly and Company (“Lilly”) in metabolic diseases
▶	Drug discovery partnership with Boehringer Ingelheim in ophthalmology based on induced pluripotent stem cells (“iPSCs”)
▶	Launch of Evotec’s translational molecular patient database E.MPD, one of the largest and highest quality molecular databases globally
▶	Further strong progress in neuroscience and oncology collaboration with Bristol Myers Squibb (“BMS”)
▶	Strong growth momentum in all areas e.g., new INDiGO agreements, CMC, screening and sample management alliances as well as several new integrated drug discovery & development alliances
▶	Grant from BMBF to support clinical development of EVT075 in viral indications
▶	Bayer initiated Phase II of bradykinin receptor B1 BAY 2395840 in diabetic neuropathic pain but also terminated further development of P2X3 antagonist eliapixant
▶	Expansion of licensing agreement with JingXin for EVT201, submission of regulatory approval in China through JingXin (after period-end)
▶	Successful expansion of the EVOequity portfolio with new equity stakes in several highly promising companies (e.g. Tubulis; after period-end)

CORPORATE

Dr Matthias Evers joins Evotec as Chief Business Officer (after period-end)

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INTERIM STATEMENT Q1 2022

Business Outlook for Full-Year 2022 Confirmed

▶	Group revenues expected to be in a range of € 700 – 720 m (€ 690 – 710 m at constant exchange rates) (2021: € 618 m)

▶	Adjusted Group EBITDA expected to be in the range of € 105 – 120 m (€ 95 – 110 m at constant exchange rates) (2021: € 107 m)

▶	Unpartnered research and development expenses expected to be in a range of € 70 - 80 m (2021: € 58 m)

The forecast takes in account – as far as possible – the current global uncertainties related to the COVID-19 pandemic and the Russian invasion of Ukraine.

3

INTERIM STATEMENT Q1 2022

Financial Highlights

The following table provides an overview of the financial performance in the first quarter of 2022 compared to the same period in 2021. More detailed information can be found on page 11 of this interim statement.

Key figures of consolidated income statement & segment information

Evotec SE & subsidiaries – First three months of 2022

(UNAUDITED)

In T€	Evotec Group Q1 2022	Evotec Group Q1 2021
External revenues1)	164,672	133,085
Costs of revenues	(132,378)	(102,406)
Gross profit	32,294	30,679
Gross margin in %	19.6	23.1

R&D expenses2)	(18,113)	(18,460)
SG&A expenses	(31,566)	(21,194)
Impairments of intangible assets and goodwill	–	–
Other operating income (expenses), net	17,848	15,753
Operating result	463	6,778
Adjusted EBITDA3)	18,862	21,105

1) Adjusted for exchange rate effects, Group revenues amount to € 158.9 m

2) Of which unpartnered R&D expenses of € 16.6 m in Q1 2022 (Q1 2021: € 14.9 m)

3) Before changes in contingent considerations, income from bargain purchase and excluding impairments on goodwill, other intangible and tangible assets as well as the total non-operating result

The following table details Evotec’s segment revenues and operating income (loss) for the three months ended 31 March 2022

In T€	EVT Execute	EVT Innovate	Intersegment Eliminations	Evotec Group 3M 2022
Revenues	174,539	35,901	(45.768)	164,672
Operating result	14,963	(14,500)	–	463

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INTERIM STATEMENT Q1 2022

Operational Highlights

Note: In the wake of the Russian invasion of Ukraine, rising energy prices are affecting Evotec. The likely development of this cost increase is reflected in our guidance, and we are actively implementing measures to save energy in order to reduce the impact.

In the area of material procurement, a very small portion of compounds used in our screening activities comes from Ukraine. We are in the process of identifying other sources for these materials.

Evotec does not entertain any direct business relations with Russian companies and is therefore not directly affected on the revenue side.

New data-driven drug discovery collaboration with Lilly in metabolic diseases

Based on Evotec’s unique and extensive kidney disease patient database, Evotec entered a new drug discovery collaboration with Lilly in the field of metabolic diseases. Under the partnership’s three-year term, Evotec and Lilly aim to discover potential drug candidates for the treatment of diabetes and chronic kidney diseases from targets identified by Lilly or by Evotec.

New iPSC-based drug discovery partnership with Boehringer Ingelheim in ophthalmology

Evotec also entered into a new target and drug discovery partnership with Boehringer Ingelheim, focusing on iPSC-based disease modelling for ophthalmologic disorders. Through phenotypic screening of human iPSC-derived cells, supported by Evotec’s EVOpanOmics platform, Evotec will identify small molecules able to modulate disease phenotypes, and then validate promising underlying targets for potential therapeutic interventions.

Launch of Evotec’s translational molecular patient database E.MPD

To leverage the power of molecular data, Evotec launched E.MPD, one of the largest and highest quality molecular databases globally. With E.MPD, Evotec integrates another key offering into its data-driven R&D Autobahn to Cures. E.MPD is intended to serve as the backbone for data-driven partnerships that will lead to innovative new medicines, better patient stratification, and potentially pave the way towards a new paradigm of more effective diagnostic and preventative healthcare. Furthermore, Evotec expanded E.MPD in the field of kidney diseases with a focus on nephrotic syndrome through a collaboration with the University of Bristol.

Several new and extended drug discovery and development agreements

In the first three months of 2022, Evotec delivered a strong operational performance based on its fully integrated R&D platform EVOiR&D. The company initiated several new partnerships in addition to the extension of existing alliances across the various stages of drug discovery and development, as well as across modalities and business areas.

Strategic decisions from Evotec-partner Bayer affecting co-owned pipeline

At the beginning of February of 2022, Bayer informed Evotec about its decision to discontinue the development of the investigational P2X3 receptor antagonist eliapixant (BAY1817080). As a consequence of Bayer’s decision, Evotec regained the rights to all P2X3 assets. The Company continues to evaluate the underlying data and all options, available with this asset.

In March of 2022, Bayer progressed another promising small molecule from the Evotec-Bayer multi-target research alliance. Bayer initiated a Phase II clinical trial to evaluate the safety and efficacy of BAY 2395840 in patients with diabetic neuropathic pain, triggering a € 3 m milestone payment.

5

INTERIM STATEMENT Q1 2022

Further progress in neuroscience and oncology collaborations with BMS

After BMS progressed its first programme from the neuroscience collaboration, EVT8683, into clinical development in late 2021, Evotec and BMS expanded their neurodegeneration collaboration in early 2022. Under the expansion, BMS increases its access to a novel targeted protein degradation approach with a focus on selected targets that are relevant to a range of neurodegenerative conditions. The ongoing targeted protein degradation collaboration is progressing with noteworthy scientific success and outstanding efficiency.

Successful expansion of the EVOequity portfolio with new equity stakes in several highly promising companies

Over the first three months of 2022, Evotec continued to grow and diversify its EVOequity portfolio of strategic equity stakes with several investments into highly promising companies. Evotec made an equity investment in IMIDomics, Inc., a privately held global biotechnology company focused on the discovery and development of new targets and medicines for the treatment of patients with immune-mediated inflammatory diseases. Further, Evotec invested in Centauri Therapeutics Limited’s Series A investment round. Centauri is an immunotherapy company focused on the treatment of infectious diseases.

Report on the Financial Situation and Results

1. Results of operations

Group revenues in the reporting period increased by 24% or € 31.6 m to € 164.7 m (Q1 2021: € 133.1 m). This increase demonstrates strong performance across all areas despite macro-economic headwinds and a slowdown of biotech funding. At constant fx rates, Group revenues would have grown by 19% to € 158.9 m. Growth of the base business at constant fx rates reached 20%. Milestone, upfront and license revenues of € 4.5 m were recognized, primarily from our collaborations with Bayer and Lilly (Q1 2021: €4.7m). Just – Evotec Biologics (US) contributed € 12.4 m during the three months ended 31 March 2022 versus € 12.3 m in the comparable prior year period.

The Costs of revenue recognized during the three months ended 31 March 2022 amounted to € 132.4 m (Q1 2021: € 102.4 m) yielding a gross margin of 19.6% (Q1 2021: 23.1%). The increase of Costs of revenue was primarily attributable to the strong growth of the overall business and the recognition of expenses related to expanding our precision medicine platforms as well as the capacities of Just – Evotec Biologics (US). On a comparable basis, the underlying earnings quality has improved significantly. Total gross margin excluding Just – Evotec Biologics (US) would have reached 27% vs. 23% during the same period last year.

R&D expenses were € 18.1 m, compared to € 18.5 m in the three months ended 31 March 2021 (a decrease of 2%). The increase in unpartnered R&D expenses by 11.4% (€ 16.6 m vs. Q1 2021: € 14.9 m) primarily reflects the overall growth activities of Evotec whereas partnered R&D expenses decreased by 58% to € 1.5 m (Q1 2021: € 3.6 m).

SG&A expenses for the three months ended 31 March 2022 amounted to € 31.6 m, € 10.4 m or 49% higher compared to last year (Q1 2021: € 21.2 m). The increase was primarily attributable to the recruitment of personnel to support the business growth. Capacity expansion resulted in higher depreciation of facilities, in particular related to the new J.POD® Redmond (US) facility. Rising energy prices as a result of the Russian invasion of Ukraine began to have an effect at the end of Q1 2022. Furthermore, we recognised recurring costs related to our US listing, which did not affect the first three quarters of 2021.

6

INTERIM STATEMENT Q1 2022

Other net operating income and expenses in the first three months of 2022 amounted to € 17.8 m (Q1 2021: € 15.8 m). Main elements were related to Sanofi recharges for ID Lyon (€ 8.3 m) and R&D tax credits from France and Italy (€ 9.4 m).

Evotec recorded an operating result for the first three months of 2022 of € 0.5 m (Q1 2021: € 6.8 m), mainly as a result of headcount expansion, insurance costs as well as higher depreciations (Q1 2022: € 16.2 m vs Q1 2021: € 11.1 m).

The other non-operating result decreased to € (69.2) m year-on-year (Q1 2021: € 47.7 m). This was mainly due to fair-value adjustments to Evotec’s Exscientia plc. equity position in both periods. Fair value adjustments were positive in Q1 2021 after Exscientia closed a Series C financing round, which resulted in an effect of € 50.4 m. In Q1 2022, Exscientia's ordinary share price dropped from $19.76 at the end of 2021 to $14.40 as of 31 March 2022, which resulted in a non-cash loss from equity of € 62.8m.

The net income as of 31 March 2022 amounted to € (73.2) m (Q1 2021: € 52.7 m), almost exclusively due the fair value adjustment to Evotec’s stake in Exscientia plc.

Adjusted Group EBITDA of the first three months 2022 totalled at € 18.9 m (Q1 2021: € 21.1 m). The development is a result of further capacity expansions and recurring costs related to the listing in the U.S., both measures necessary to secure future growth and to execute on our mid- and long-term strategy.

7

INTERIM STATEMENT Q1 2022

2. Operating segments EVT Execute and EVT Innovate

Both segments showed significant revenue growth in the first three months 2022. EVT Execute segment revenues (incl. intersegment revenues) increased by 27% to € 174.5 m (Q1 2021: € 136.9 m), due to a strong demand for our offering across all areas. Intersegment revenues amounted to € 45.8 m (Q1 2021: € 32.0 m), in order to support the strong momentum of EVT Innovate.

The EVT Execute segment recorded costs of revenue of € 140.2 m in the first three months of 2022 (Q1 2021: € 107.7 m), resulting in a gross margin of 19.7% (Q1 2021: 21.4%) supported by the recognition of the milestone payment from Bayer, which partially compensated for higher depreciations and ramp-up costs at our J.POD® Redmond (US) facility. R&D expenses decreased to € 1.0 m (Q1 2021: € 2.0 m), SG&A expenses were € 25.2 m (Q1 2021: € 17.0 m).

Adjusted EBITDA of the EVT Execute segment was € 32.2 m, and thus was 14% above the previous year level (Q1 2021: € 28.3 m).

The EVT Innovate segment generated revenues of € 35.9 m (Q1 2021: € 28.2 m). This increase of 27% was mainly driven by higher base revenues including collaboration revenue from BMS, Breakpoint, DarkBlue and NephThera.

The EVT Innovate segment incurred costs of revenue of € 33.9 m (Q1 2021: € 25.1 m). The gross margin decreased to 5.6% (Q1 2021: 10.8%). This was mainly due to additional capacity expansion. The EVT Innovate segment had R&D expenses of € 21.2 m (Q1 2021: € 18.1 m). The increase in R&D expenses was driven by higher expenses for proprietary projects and platform R&D. The segment’s selling, general and administrative expenses increase to € 6.3 m (Q1 2021: € 4.2 m) as a result of expanded business development activities.

Therefore, the EVT Innovate segment reported adjusted EBITDA of € (13.4) m (Q1 2021: € (7.2) m).

3. Financing and financial position

Cash flow from operating activities amounted to € 63.6 m compared with € 2.5 m in the prior year quarter, mainly due to reduction in receivables and further improvement in working capital requirements after the receipt of pre-payments and milestones in Q1 2022 that had been announced in Q4 2021.

Cash flow used in investing activities for the first three months of 2022 amounted to € (95.7) m compared to € (46.5) m in the same period of the previous year. Capital expenditure on property, plant and equipment increased to € 42.9 m (Q1 2021: € 36.3 m). Recent spending focused on Integrated Drug Discovery (IDD), personalised medicine platforms and a minor part on the second J.POD® facility in Toulouse, France. Investments in associated companies and other long-term investments in the first three months of 2022 almost doubled to € 15.1 m (Q1 2021: € 8.8 m) and included new cash investments in equity holdings such as Centauri Therapeutics Ltd. and IMIDomics Inc.

There was a net cash outflow of € (5.3) m for financing activities in the three months ended 31 March 2022 (Q1 2021: € 17.9 m).

Cash and cash equivalents were € 660.5 m as of 31 March 2022 (31 December 2021: € 699.3 m). In addition, investments increased to € 194.3 m (31 December 2021: € 158.9 m). Consequently, total Liquidity remained stable amounting to € 854.8 m (31 December 2021: € 858.4 m). The high seasonal cash outflow from payments for annual maintenance, license and insurance contracts was off-set by prepayments and milestones.

8

INTERIM STATEMENT Q1 2022

4. Assets, liabilities and stockholders’ equity

Assets
Between 31 December 2021 and 31 March 2022, total assets decreased slightly by € 50.2 m to € 2,185.0 m (31 December 2021: € 2,235.2 m).

Trade accounts receivable and accounts receivable from associated companies and other long-term investments decreased in the three months ended 31 March 2022 by € 38.2 m to €98.9 m (31 December 2021: € 134.7 m). Consequently, Days Sales Outstanding (DSO) of 55 days improved materially back to the bandwidth between 50 and 60 days (31 December 2021: 80 days) as a result of high cash receipts in Q1 2022.

Property, plant and equipment rose by € 36.8 m to € 521.4 m (31 December 2021: € 484.6 m). The increase was mainly attributable to capex for further capacity expansions, exceeding depreciations.

Goodwill and intangibles declined by € 1.6 m compared with 31 December 2021, to € 286.8 m, primarily due to fx effects.

Long-term investments amounted to € 231.8 m (31 December 2021: € 281.8 m). This decrease resulted mainly from the fair value adjustment to Evotec’s stake in Exscientia plc.

Liabilities
Trade accounts payable increased by € 2.1 m in the three months ended 31 March 2022 to € 74.7 m (31 December 2021: € 72.6 m).

Short- and long-term debt and leases increased by € 5.7 m to € 518.6 m (31 December 2021: € 512.9 m).

Net debt leverage ratio of (5.5)x adjusted EBITDA, excl. IFRS 16 effect and (3.2)x incl. IFRS 16 remained stable versus Q4 2021.

Stockholders’ equity

As of 31 March 2022, Evotec’s overall capital structure remained stable at a strong equity balance compared with the end of 2021. Total stockholders’ equity amounted to € 1,309.9 m (31 December 2021: € 1,377.7 m). Due to the exercise of stock options and Share Performance Awards, a total 176,952,653 shares were issued and outstanding with a nominal value of € 1.00 per share as of 31 March 2022.

Evotec’s equity ratio as of 31 March 2022 slightly decreased to 59.9% (31 December 2021: 61.6%) due to the fair value adjustment of the Exscientia stake.

5. Subsequent events

We announced on May 10, 2022, that we have extended and expanded our partnership with Bristol Myers Squibb in targeted protein degradation, originally signed in 2018. Aim of the eight-year extension is to develop a broad pipeline of molecular glue degraders which are small, drug-like compounds. We receive an upfront payment of $ 200 m and expect to obtain further performance- and programme-based milestone payments.

6. Human Resources

Employees
Headquartered in Hamburg, Germany, the Evotec Group employs 4,354 people globally as of 31 March 2022 (31 December 2021: 4,198 employees), a total increase of 4% compared to 31 December 2021.

9

INTERIM STATEMENT Q1 2022

Evotec’s strong growth is driven decisively by the expertise, passion, and skill of all employees at all levels both in Europe and in the US.

Financial Outlook

Guidance for full-year 2022 confirmed

In 2022, Evotec expects group revenues to grow in the range of € 700–720 m. This assumption is based on current orders in hand, foreseeable new contracts and the extension of contracts as well as prospective milestone payments as well as the current status of the main foreign currency exchange rates (especially USD; GBP). Furthermore, the forecast takes in account – as far as possible – the current global uncertainties related to the COVID-19 pandemic and the Russian invasion of Ukraine.

Regardless of the challenges, Evotec still expects adjusted Group EBITDA to come in a range of € 105–120 m. This projection takes into account increasing expenses for promising R&D projects, the adoption of organisation structures to ensure sustainable growth and the ramp-up of the Just – Evotec Biologics business via investments, the further expansion of the J.POD® capacities in the US and the construction of a second J.POD® in Europe (Toulouse, France).

Evotec’s activities are all related to R&D. Aside from the partnered and funded R&D, Evotec will continue to strongly invest in its own unpartnered R&D to further expand its long-term and sustainable pipeline of first-in-class projects and platforms. Evotec expects unpartnered R&D investments in this area between € 70 and 80 m in 2022.

	Guidance 2022	Guidance 20221) at constant fx	Actual 31 December 2021
Group revenues	€700 - 710 m	€690 - 710 m	€618 m
Unpartnered R&D expenses	€70 - 80 m	-	€58 m
Adjusted Group EBITDA2)	€105 - 120 m	€95 - 110 m	€107 m

1) 2021: €/USD 1.18; €/GBP 0.86

2) EBITDA is defined as earnings before interest, taxes, depreciation and amortisation of intangibles. Adjusted EBITDA excludes changes of contingent consideration, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result

Unchanged mid-term targets

Evotec’s Management targets revenues growing to more than € 1,000 m and adjusted EBITDA reaching at least € 300 m by 2025. Furthermore, Evotec underlines once more its commitment to innovation and thus plans to increase investments in R&D to more than € 100 m by 2025.

10

INTERIM STATEMENT Q1 2022

Evotec SE and Subsidiaries (UNAUDITED)
Consolidated interim statement of financial position as of 31 March 2022

in T€ except share data	as of 31 March 2022	as of 31 December 2021
ASSETS
Current assets:
— Cash and cash equivalents	660,488	699,326
— Investments	194,328	158,908
— Trade accounts receivables	93,833	132,078
— Accounts receivables from associated companies and other long-term investments	5,114	2,643
— Inventories	26,076	25,793
— Current tax receivables	16,288	23,419
— Contract assets	18,784	18,614
— Other current financial assets	229	264
— Prepaid expenses and other current assets	46,373	39,895
Total current assets	1,061,513	1,100,940

Non-current assets:
— Long-term investments	215,541	268,793
— Long-term investments accounted for using the equity-method	16,286	13,068
— Property, plant and equipment	521,357	484,597
— Intangible assets, excluding goodwill	29,157	30,851
— Goodwill	257,649	257,569
— Deferred tax asset	16,264	17,359
— Non-current tax receivables	61,595	55,966
— Other non-current financial assets	4,797	5,148
— Other non-current assets	864	870
Total non-current assets	1,123,510	1,134,221
Total assets	2,185,023	2,235,161

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
— Current loan liabilities	36,145	36,136
— Current portion of lease obligations	14,496	14,473
— Trade accounts payable	74,739	72,598
— Provisions	47,799	39,260
— Contract liabilities	112,865	112,061
— Deferred income	14,516	14,718
— Current income tax payables	12,676	10,596
— Other current financial liabilities	15,706	12,115
— Other current liabilities	10,678	12,559
Total current liabilities	339,620	324,516

Non-current liabilities:
— Non-current loan liabilities	326,116	326,344
— Long-term lease obligations	141,810	135,964
— Deferred tax liabilities	17,552	17,688
— Provisions	17,261	18,021
— Contract liabilities	31,875	33,476
— Deferred income	461	1,000
— Other non-current financial liabilities	467	467
Total non-current liabilities	535,542	532,960

Stockholders’ equity:
— Share capital	176,953	176,608
— Additional paid-in capital	1,432,449	1,430,136
— Accumulated other comprehensive income	(9,912)	(12,638)
— Accumulated deficit	(289,629)	(216,421)
Equity attributable to shareholders of Evotec SE	1,309,861	1,377,685
Total stockholders' equity	1,309,861	1,377,685
Total liabilities and stockholders’ equity	2,185,023	2,235,161

11

INTERIM STATEMENT Q1 2022

Evotec SE and Subsidiaries

(UNAUDITED)
Consolidated interim income statement for the period from 01 January to 31 March 2022

in T€ except share and per share data	Three months ended 31 March 2022	Three months ended 31 March 2021
Revenues	164,672	133,085
Costs of revenue	(132,378)	(102,406)
Gross profit	32,294	30,679

Operating income (expenses)
— Research and development expenses	(18,113)	(18,460)
— Selling, general and administrative expenses	(31,566)	(21,194)
— Other operating income	18,501	16,319
— Other operating expense	(653)	(566)
Total operating income (expenses)	(31,831)	(23,901)
Operating income	463	6,778

Non-operating income (expense)
— Interest income	789	502
— Interest expense	(4,150)	(2,314)
— Measurement result from investments	(62,804)	50,443
— Share of the result of associates accounted for using the equity method	(4,100)	(5,915)
— Foreign currency exchange gain (loss), net	710	4,976
— Other non-operating income	359	10
— Other non-operating expense	-	(40)
Total non-operating income (expense)	(69,196)	47,662

Income (loss) before taxes	(68,733)	54,440
— Current tax expense	(3,807)	(2,393)
— Deferred tax income (expense)	(702)	655
Total taxes	(4,509)	(1,738)

Net income (loss)	(73,242)	52,702
thereof attributable to:
Shareholders of Evotec SE	(73,242)	52,702

Weighted average shares outstanding	176,702,653	164,088,077
Net result per share (basic)	(0.41)	0.32
Net result per share (diluted)	(0.41)	0.32

12

INTERIM STATEMENT Q1 2022

Evotec SE and Subsidiaries

(UNAUDITED)
Condensed consolidated interim statement of cash flows for the three months ended 31 March 2022

in T€	Three months ended 31 March 2022	Three months ended 31 March 2021
Cash flows from operating activities:
— Net income (loss)	(73,242)	52,702
— Adjustments to reconcile net income to net cash provided by operating activities	93,171	(28,275)
— Change in assets and liabilities	43,689	(21.968)
Net cash provided by operating activities	63,618	2.459

Cash flows from investing activities:
— Purchase of current investments	(86,296)	(9,495)
— Purchase of investments in associated companies and other long-term investments	(15,131)	(8,755)
— Purchase of property, plant and equipment	(42,921)	(36.297)
— Issue of convertible loan	0	(2,551)
— Proceeds from sale of current investments	48,616	10,594
Net cash used in investing activities	(95,732)	(46.504)

Cash flows from financing activities:
— Proceeds from option exercise	345	646
— Proceeds from loans	0	22,141
— Repayment finance lease obligation	(5,405)	(4,728)
— Repayment of loans	(219)	(128)
Net cash provided by (used in) financing activities	(5,279)	17,931

Net increase (decrease) in cash and cash equivalents	(37,393)	(26,114)
— Exchange rate difference	(1,445)	5,131
— Cash and cash equivalents at beginning of period	699,326	422,580
Cash and cash equivalents at end of the period	660,488	401,597

FORWARD-LOOKING STATEMENTS

This interim statement contains forward-looking statements concerning future events. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Adjusted Group EBITDA and unpartnered R&D expenses, as well as the anticipated impact from the Russian invasion of Ukraine. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Factors that could cause actual results to differ are discussed under the heading "Risk Factors" in our Annual Report for the year ended December 31, 2021. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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INTERIM STATEMENT Q1 2022

NON-IFRS METRICS

This interim report includes certain financial measures and metrics not based on IFRS, including Adjusted Group EBITDA. We define Adjusted EBITDA as net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results and change in contingent consideration (earn-out).

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measures presented as a supplemental measure of our performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA is presented because it is a key metric used by our Management Board to assess our financial performance. Management believes Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business. Our definition of this non-IFRS financial measure may not be comparable to similarly titled measures of other companies, thereby, reducing the usefulness of our Adjusted EBITDA as a tool for comparison.

The following table shows the reconciliation of net income to Adjusted EBITDA

In T€	Evotec Group 3M 2022	Evotec Group 3M 2021
Net income	(73.242)	52,702
Interest expense (net)	3,361	1,812
Tax expense	4,509	1,738
Depreciation of tangible assets	16.152	11,111
Amortization of intangible assets	2.279	3,216
EBITDA	(46,941)	70,579
Impairment of intangible assets	-	-
Impairment of goodwill	-	-
Measurement gains from investments	62,804	(50,433)
Share of loss of associates accounted for using the equity method	4,100	5,915
Impairment of financial assets	-	-
Other income from financial assets, net	-	-
Foreign currency exchange (loss) gain, net	(710)	(4,976)
Other non-operating income, net	(359)	30
Change in contingent consideration (earn-out)	(32)	-
Adjusted EBITDA	18,862	21,105

14